UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*


                          FIGGIE INTERNATIONAL INC.
                          _________________________
                              (Name of Issuer)

               Class B Common Stock, par value $.10 per share
               ______________________________________________
                       (Title of Class of Securities)

                                 316828 60 7
                                 ___________
                               (CUSIP Number)

                            Harry E. Figgie, Jr.
                           37001 Shaker Boulevard
                  Hunting Valley, OH  44022    216/572-1500
                  _________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 11, 1995
                             __________________
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement  ___.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (continued on following pages)
                            (Page 1 of 16 Pages)
____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
       2 of 16
                                    SCHEDULE 13D


CUSIP No.  316828 60 7

  1                NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Harry E. Figgie, Jr.
                        ###-##-####

  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
  3                SEC USE ONLY

  4                SOURCE OF FUNDS
                        Not applicable

  5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6                CITIZENSHIP OR PLACE OF ORGANIZATION
                        Mr. Figgie is a citizen of the United States

                         7    SOLE VOTING POWER      609,534
             NUMBER OF
              SHARES     8    SHARED VOTING POWER    2,112
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER  609,534
            REPORTING
              PERSON     10   SHARED DISPOSITIVE POWER   2,112


           11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                        611,646

           12     CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                  ROW (11) EXCLUDES CERTAIN SHARES*

           13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        12.9%

           14     TYPE OF REPORTING PERSON*
                        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       3 of 16

                                    SCHEDULE 13D

CUSIP No.  316828 60 7


  1                NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Nancy F. Figgie

  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
  3                SEC USE ONLY

  4                SOURCE OF FUNDS
                        SC, PF, OO

  5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6                CITIZENSHIP OR PLACE OF ORGANIZATION
                           Mrs. Figgie is a citizen of the United States

                         7    SOLE VOTING POWER
                                             57,881
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        57,881
              PERSON
                         10   SHARED DISPOSITIVE POWER

           11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                            57,881

           12      CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                   ROW (11) EXCLUDES CERTAIN SHARES*

           13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        1.2%

           14        TYPE OF REPORTING PERSON*
                        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       4 of 16

                                    SCHEDULE 13D


CUSIP No.  316828 60 7

  1                NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Harry E. Figgie, III

  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
  3                SEC USE ONLY

  4                SOURCE OF FUNDS
                        SC, OO

  5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6                CITIZENSHIP OR PLACE OF ORGANIZATION
                        Dr. Figgie is a citizen of the United States

                         7    SOLE VOTING POWER
                                             105,995
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        105,995
              PERSON
                         10   SHARED DISPOSITIVE POWER

     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                            105,995

     12            CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                   ROW (11) EXCLUDES CERTAIN SHARES*

     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        2.2 %

     14            TYPE OF REPORTING PERSON*
                        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       5 of 16

                                    SCHEDULE 13D


CUSIP No.  316828 60 7


     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Mark P. Figgie

     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
     3             SEC USE ONLY

     4             SOURCE OF FUNDS
                       PF, OO

     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6             CITIZENSHIP OR PLACE OF ORGANIZATION
                       Dr. Figgie is a citizen of the United States

                         7    SOLE VOTING POWER
                                             58,189
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        58,189
              PERSON
                         10   SHARED DISPOSITIVE POWER

     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                             58,189

     12            CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                   ROW (11) EXCLUDES CERTAIN SHARES*

     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        1.2%

     14           TYPE OF REPORTING PERSON*
                       IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       6 of 16

                                    SCHEDULE 13D


CUSIP No.  316828 60 7

     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        Matthew P. Figgie

     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
     3             SEC USE ONLY

     4             SOURCE OF FUNDS
                       SC, OO

     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6             CITIZENSHIP OR PLACE OF ORGANIZATION
                       Mr. Figgie is a citizen of the United States

                         7    SOLE VOTING POWER
                                             613.4
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        613.4
              PERSON
                         10   SHARED DISPOSITIVE POWER

     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                            613.4

      12           CHECK BOX IF THE AGGREGATE AMOUNT IN                  _x_
                   ROW (11) EXCLUDES CERTAIN SHARES*

     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        0.0 %

     14            TYPE OF REPORTING PERSON*
                       IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       7 of 16

                                    SCHEDULE 13D


CUSIP No.  316828 60 7


     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        The Figgie Family Foundation

     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
     3             SEC USE ONLY

     4              SOURCE OF FUNDS
                       OO

     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS      ___
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                       The Figgie Family Foundation is organized under the laws of the State of Ohio.

                         7    SOLE VOTING POWER
                                             2,112
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        2,112
              PERSON
                         10   SHARED DISPOSITIVE POWER

     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                            2,112

     12            CHECK BOX IF THE AGGREGATE AMOUNT IN                  ___
                   ROW (11) EXCLUDES CERTAIN SHARES*

     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                        0.0 %

     14            TYPE OF REPORTING PERSON*
                        OO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
       8 of 16

                                    SCHEDULE 13D


CUSIP No.  316828 60 7

     1             NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        The Clark-Reliance Corporation

     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) _x_
                                                                     (b) ___
     3             SEC USE ONLY

     4             SOURCE OF FUNDS
                       WC

     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       ___
                   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     6             CITIZENSHIP OR PLACE OF ORGANIZATION
                       The Clark-Reliance Corporation is a Delaware corporation

                         7    SOLE VOTING POWER
                                             134,564
             NUMBER OF
              SHARES     8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY
               EACH      9    SOLE DISPOSITIVE POWER
            REPORTING                        134,564
              PERSON
                         10   SHARED DISPOSITIVE POWER

     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                            134,564

     12            CHECK BOX IF THE AGGREGATE AMOUNT IN                  ___
                   ROW (11) EXCLUDES CERTAIN SHARES*

     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                              2.8%

     14            TYPE OF REPORTING PERSON*
                              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

       9 of 16

                This Statement on Schedule 13D is hereby amended as follows:

Item 2.         Identity and Background.
                _______________________

                (a) - (c) The principal business of the Clark-Reliance Corporation, a Delaware corporation ("Clark-Reliance"), is the manufacturing of fluid controls for indication, drainage and measurement. The principal business and office address of Clark-Reliance is 16633 Foltz Industrial Parkway, Strongsville, Ohio 44136. Mr. Harry E. Figgie Jr. and his wife, Nancy F. Figgie each own 22.7% of the outstanding shares of common stock of Clark-Reliance. Each of their adult sons, Dr. Harry E. Figgie, III, Dr. Mark P. Figgie, and Matthew P. Figgie, owns 18.2% of the outstanding shares of common stock of Clark-Reliance.

                Mrs. Nancy F. Figgie's address is 37001 Shaker Boulevard, Hunting Valley, Ohio 44022. Mrs. Figgie is presently employed as a director on the Board of Clark-Reliance. Dr. Harry E. Figgie, III is presently employed as Chief Executive Officer and Chairman of the Board of Clark-Reliance. Mr. Matthew P. Figgie is presently employed as Vice President of Mergers, Acquisitions and Corporate Investments and as a director on the Board of Clark-Reliance. Dr. Mark P. Figgie is presently principally employed as an orthopedic surgeon at Hospital for Special Surgery, 535 East 70th Street, New York, New York 10021. Mark Figgie is also a director on the Board of Clark-Reliance.

                The Figgie Family Foundation (the "Foundation") is a 501(c)(3) charitable foundation organized under the laws of the State of Ohio. The Foundation's address is 925 Euclid Avenue, Suite 1525, Cleveland Ohio 44115-1407, Att'n Richard Tomer. The trustees of the Foundation are Harry E. Figgie, Jr., Nancy F. Figgie, Harry E. Figgie, III, Mark P. Figgie, David L. Carpenter, and Richard Tomer. David L. Carpenter is presently employed as a partner in the law firm of Calfee, Halter & Griswold, 800 Superior Avenue, Cleveland Ohio 44114. Mr. Tomer is principally employed as President of the Andrews Foundation, a 501(c)(3) charitable foundation. Mr. Tomer's business address is 925 Euclid Avenue, Suite 1525, Cleveland Ohio 44115-1407.

                (d) - (f) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the Reporting Persons who are natural persons are citizens of the United States.

                To the knowledge of the Reporting Persons, neither Mr. Carpenter nor Mr. Tomer has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state

       10 of 16

securities laws or finding any violation with respect to such laws. Mr. Carpenter and Mr. Tomer are citizens of the United States.

                Other than as set forth above, there are no changes in this item.

Item 3.         Source and Amount of Funds or Other Consideration
                _________________________________________________

                Mrs. Nancy F. Figgie acquired Class B stock of the Corporation in various transactions including: (i) open market purchases with her private funds in November, 1992; (ii) as a gift from Harry E. Figgie, Jr.; and (iii) shares issued under the Corporation's 1993 Restricted Stock Purchase Plan for Employees (the "1993 RSPP") in August 1993.

                Dr. Harry E. Figgie, III acquired Class B stock of the Corporation in various transactions including (i) as a gift from Harry E. Figgie, Jr.; (ii) shares issued under the Corporation's 1988 Restricted Stock Purchase Plan for Employees (the "1988 RSPP"); (iii) shares issued under the 1993 RSPP (all of these shares were subsequently repurchased by the Corporation upon the termination of Dr. Figgie's employment with the Corporation in accordance with the terms of the RSPP); and (iv) as a participant in the Corporation's Employee Stock Ownership Plan ("ESOP") and Employee Stock Bonus Trust and Plan ("Stock Bonus Plan").

                Dr. Mark P. Figgie acquired Class B stock of the Corporation in various transactions including (i) open market purchases with his private funds in October 1992, September 1993 and October 1993; and (ii) as a gift from Harry E. Figgie, Jr.

                Mr. Matthew P. Figgie acquired Class B stock of the Corporation in various transactions including (i) as a gift from Harry E. Figgie, Jr.; (ii) shares issued under the 1993 RSPP (all of these shares were subsequently repurchased by the Corporation upon the termination of Matthew Figgie's employment with the Corporation in accordance with the terms of the RSPP); and (iii) as a participant in the Corporation's ESOP, Stock Bonus Plan, and Employee Stock Ownership Plan for Salaried Employees ("ESOP for Salaried Employees").

                The Figgie Family Foundation acquired Class B stock of the Corporation in transactions including (i) as a gift from Harry E. Figgie, Jr.; and (ii) as a result of the conversion of 4-3/8% Convertible
Subordinated Debentures of Figgie International Holdings, Inc. in 1986.

                Clark-Reliance acquired Class B stock of the Corporation in various transactions using its working capital as its source of funds.

                Other than as set forth above, there are no changes in this item.

Item 4.         Purpose of Transaction
                ______________________

                On September 11, 1995 the Reporting Persons formed a group for the purpose of disposing of their investment in the Issuer, and Harry E. Figgie, Jr. engaged Batchelder & Partners, Inc. (the "Financial Advisor") to act as his financial advisor with respect to his investment in the Issuer.

       11 of 16

A copy of the engagement letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

                With the advice and assistance of the Financial Advisor, the Reporting Persons or their Financial Advisor intend to explore alternatives for maximizing the value of the Issuer's shares for all shareholders and for providing liquidity for their investment. The Reporting Persons and their Financial Advisor intend to communicate with management and the Board of Directors in order to influence their consideration of ways in which all shareholders might benefit by maximizing the value of their investment in the Issuer, including by pursuing transactions involving a merger of the Issuer with another company or a sale of all or substantially all the assets of the Issuer. The Reporting Persons or their Financial Advisor intend to discuss with management of the Issuer the Reporting Persons' desire to nominate one or more directors to the board who are committed to maximizing shareholder value. The Reporting Persons do not currently intend to seek control of the board, but reserve the right to seek control of the board if it is necessary to do so to effect a transaction or transactions they believe will maximize the value of the Securities.

                None of the Reporting Persons has any intention of
(i) becoming a Director of the Issuer, (ii) acquiring control of the Issuer by means of tender offer, merger or other combination, or (iii) seeking involvement in a management or executive role with the Issuer. The Reporting Persons may dispose of some or all of their positions in the Securities, depending on the price of the shares, timing, and personal financial circumstances.

                Other than as set forth above, there are no changes in this Item.

Item 5.         Interest in Securities of the Issuer
                ____________________________________

                Mr. Harry E. Figgie, Jr.:

                (a) Mr. Figgie beneficially owns an aggregate of 611,646 shares of Class B Stock, which constitutes approximately 12.9% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                Included in the number of shares as to which Mr. Figgie has beneficial ownership are 10,000 shares of Class B Stock issued to Mr. Figgie under the 1993 Restricted Stock Purchase Plan for Employees, which were previously reported to be the subject of discussion between Mr. Figgie and the Corporation. Pursuant to a Stipulation and Agreement of Compromise and Settlement in Charles B. Miner v. Harry Figgie, Jr., et al., No. 93 CV001575 (Court of Common Pleas, Lake County, Ohio), approved by the trial court on August 10, 1995 ("the Settlement"), Mr. Figgie would retain these 10,000 shares of Class B Stock. The "Effective Date" of the Settlement, however, has not yet occurred.

                The aggregate number of shares beneficially owned by Mr. Figgie excludes a total of 566,489.4 shares of Class B Stock beneficially owned, or that may be deemed to be beneficially owned, by members of Mr. Figgie's immediate family, certain Figgie family trusts and Clark-Reliance.

       12 of 16

                Of the excluded shares, Mr. Figgie's wife owned 57,881 shares of Class B Stock (excluding those held in trust noted below); Matthew
P. Figgie (Mr. Figgie's son) owned 613.4 shares of Class B Stock (excluding those held in trust noted below); Dr. Harry E. Figgie, III (Mr. Figgie's son) beneficially owned 105,995 shares of Class B Stock (excluding those held in trust noted below); and Dr. Mark P. Figgie (Mr. Figgie's son) owned 58,189 shares of Class B Stock (excluding those held in trust noted below). Also, of the excluded shares, 201,750 shares of Class B Stock were held in trust for Mr. Figgie's wife for which The Wilmington Trust Company acts as trustee; 47,493 shares of Class B Stock were held in trust for Matthew P. Figgie, for which Dr. Harry E. Figgie, III acts as trustee (this amount was also included in the shares listed above for Dr. Figgie); 2,499 shares of Class B Stock were held in trust for Dr. Harry E. Figgie, III, for which National City Bank acts as trustee; 2,499 shares of Class B Stock were held in trust for Dr. Mark P. Figgie, for which National City Bank acts as trustee; and 2,499 shares of Class B Stock were held in trust for Matthew P. Figgie, for which National City Bank acts as trustee. In addition, of the excluded shares, Clark-Reliance owns 134,564 shares of Class B Common Stock.

                (b) Mr. Figgie has sole voting and dispositive power with respect to 609,534 shares of Class B Stock. Mr. Figgie has shared voting and dispositive power with respect to 2112 shares of Class B Stock held by the Figgie Family Foundation.

                (c) Pursuant to the Settlement approved by the Lake County, Ohio Court of Common Pleas on August 10, 1995, Mr. Figgie retained the rights to 10,000 shares of Class B Stock issued to him under the Restricted Stock Plan in accordance with the terms of such plan.

                On September 8, 1995, Mr. Figgie arranged for the transfer of 150,000 shares of Class B Stock to a trust for the benefit of Nancy F. Figgie for which The Wilmington Trust Company acts as trustee. No consideration was paid or received in this transaction.

                Mrs. Nancy F. Figgie:

                (a) Mrs. Figgie beneficially owns an aggregate of 57,881 shares of Class B Stock, which constitutes approximately 1.2% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                The aggregate number of shares beneficially owned by Mrs. Figgie excludes a total of 201,750 shares of Class B stock held in trust for Mrs. Figgie for which The Wilmington Trust Company acts as trustee.

                (b) Mrs. Figgie has sole voting and dispositive power with respect to 57,881 shares of Class B Stock.

                (c) On September 8, 1995, Mr. Figgie arranged for the transfer of 150,000 shares of Class B Stock to a trust for the benefit of Nancy F. Figgie for which The Wilmington Trust Company acts as trustee. No consideration was paid or received in this transaction.

                Harry E. Figgie, III:

                (a) Dr. Harry E. Figgie, III may be deemed to beneficially own an aggregate of 105,995 shares of Class B Stock, which constitutes

       13 of 16

approximately 2.2% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                Included in the number of shares as to which Dr. Figgie has beneficial ownership are 372 shares of Class B Stock allocated to him under the Issuer's ESOP for Salaried Employees. Under the terms of the ESOP for Salaried Employees, participants are entitled to instruct the Trustee of the plan, on a confidential basis, on how to vote shares allocated to their accounts on any matter to be voted on by stockholders of the Issuer and on whether to tender such shares in any tender or exchange offer. Allocated shares for which no instructions are received cannot be voted or tendered by the Trustee.

                The aggregate number of shares beneficially owned by Dr. Figgie excludes a total of 2,499 shares of Class B stock held in trust for Dr. Figgie for which National City Bank acts as trustee.

                (b) Dr. Figgie has sole voting and dispositive power with respect to 58,502 shares of Class B Stock. Dr. Figgie also has sole voting and dispositive power with respect to 47,493 shares of Class B Stock held in trust for Matthew P. Figgie, for which Dr. Figgie acts as trustee.

                (c) Pursuant to the election of Dr. Figgie dated July 30, 1995, 418.834 shares of Class B Stock previously issued to Dr. Figgie as a participant in the ESOP and 206.190 shares Class B Stock previously issued to Dr. Figgie as a participant in the Stock Bonus Plan were directly rolled over to Dr. Figgie's Employee Profit Sharing and Savings Plan and Trust account at Clark-Reliance on or about August 31, 1995.

                Mark P. Figgie:

                (a) Dr. Mark P. Figgie beneficially owns an aggregate of 58,189 shares of Class B Stock, which constitutes approximately 1.2% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                The aggregate number of shares beneficially owned by Dr. Mark Figgie excludes a total of 2,499 shares of Class B stock held in trust for Dr. Mark Figgie for which National City Bank acts as trustee.

                (b) Dr. Mark Figgie has sole voting and dispositive power with respect to 58,189 shares of Class B Stock.

                Matthew P. Figgie:

                (a)  Mr. Matthew P. Figgie beneficially owns an aggregate of
613.4 shares of Class B Stock, which constitutes less than .1% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                The aggregate number of shares beneficially owned by Matthew Figgie excludes (i) a total of 2,499 shares of Class B stock held in trust for Matthew Figgie for which National City Bank acts as trustee; and (ii) a total of 47,493 shares of Class B stock held in trust for Matthew Figgie for which Dr. Harry E. Figgie, III acts as trustee.

       14 of 16

                (b) Mr. Matthew Figgie has sole voting and dispositive power with respect to 613.4 shares of Class B Stock.

                (c) Pursuant to the election of Matthew Figgie dated July 29, 1995, 76.065 shares of Class B Stock previously issued to Matthew Figgie as a participant in the ESOP, 4.855 shares Class B Stock previously issued to him as a participant in the Stock Bonus Plan, and 67.446 shares of Class B Stock previously issued to him as a participant in the ESOP for Salaried Employees were directly rolled over to Matthew Figgie's Employee Profit Sharing and Savings Plan and Trust account at Clark-Reliance on or about August 31, 1995.

                The Figgie Family Foundation:

                (a) The Figgie Family Foundation beneficially owns an aggregate of 2,112 shares of Class B Stock, which constitutes less than .1% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                (b) The Figgie Family Foundation has sole voting and dispositive power with respect to 2,112 shares of Class B Stock.

                The Clark-Reliance Corporation:

                (a) Clark-Reliance beneficially owns an aggregate of 134,564 shares of Class B Stock, which constitutes 2.8% of the outstanding shares of Class B Stock as of July 10, 1995, as reported in the Corporation's Form 10-Q for the quarter ended June 30, 1995.

                (b) Clark-Reliance has sole voting and dispositive power with respect to 134,564 shares of Class B Stock.

                Class A Common Stock:

                In addition to the Class B shares discussed above, the Reporting Persons beneficially own Class A Common Stock in the following amounts: Harry E. Figgie, Jr. has sole voting and dispositive power with respect to 328,060 shares of Class A stock. Harry E. Figgie, Jr. has shared voting and dispositive power with respect to 1500 shares of Class A stock held by the Figgie Family Foundation. Nancy F. Figgie has sole voting and dispositive power with respect to 58 shares of Class A stock. Harry E. Figgie, III has sole voting and dispositive power with respect to 9,343 shares of Class A stock (including 761 shares held in the Issuer's ESOP for Salaried Employees). As a trustee, Harry E. Figgie, III has shared voting and dispositive power with respect to 10,000 shares of Class A stock held in trust for the benefit of his children and Mark P. Figgie's children. The other trustee of that trust is David L. Carpenter. Matthew P. Figgie has sole voting and dispositive power with respect to 152.309 shares of Class A stock. Clark-Reliance Corporation has sole voting and dispositive power with respect to 37,844 shares of Class A stock. The Figgie Family Foundation has sole voting and dispositive power with respect to 1500 shares of Class A stock. The above amounts do not include 7,497 shares of Class A stock held in three separate trusts, each holding 2,499 shares, for the benefit of Harry E. Figgie, III, Mark P. Figgie, and Matthew P. Figgie, for which National City Bank acts as trustee.

                Other than as set forth above, there are no changes in this item.

       15 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                ________________________________________

                The information set forth in Item 4 above is incorporated herein by reference.

                Other than as set forth above, there are no changes in this item.

Item 7.         Material to Be Filed as Exhibits
                ________________________________

                Exhibit 1 - Joint Filing Agreement under Section 13d-1(f) of the 34 Act.

                Exhibit 2 - Engagement agreement between Batchelder & Partners, Inc. and the Reporting Persons.

       16 of 16

                                 SIGNATURES
                                 __________

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Dated:   September 11, 1995



                                         By:      /s/ Harry E. Figgie, Jr.
                                                  ________________________
                                                  Harry E. Figgie, Jr.


                                         By:      /s/ Nancy F. Figgie
                                                  ________________________
                                                  Nancy F. Figgie


                                         By:      /s/ Harry E. Figgie, III
                                                  ________________________
                                                  Harry E. Figgie, III


                                         By:      /s/ Mark P. Figgie
                                                  ________________________
                                                  Mark P. Figgie


                                         By:      /s/ Matthew P. Figgie
                                                  ________________________
                                                  Matthew P. Figgie


                                         By:      /s/ Harry E. Figgie, Jr.
                                                  ________________________
                                                  Harry E. Figgie, Jr.
                                                  for the Figgie Family
                                                  Foundation


                                         By:      /s/ Harry E. Figgie, III
                                                  ________________________
                                                  Harry E. Figgie, III for
                                                  the Clark-Reliance
                                                  Corporation